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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 20, 2002

Cableuropa, S.A.U.
(Exact name of Registrant as specified in its Charter)

Cableuropa, S.A.U.
(Translation of registrant's name into English)

333-10976
(Commission file number)

Edificio Belagua, calle Basauri 7-9
Urbanización La Florida
28023 Aravaca
Madrid, Spain
(Address of Registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Grupo Corporativo ONO, S.A., dated 20 November 2002 announcing the commencement of the Offer to Purchase
99.2	Grupo Corporativo ONO, S.A. Offer to Purchase

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

20 November 2002
CABLEUROPA, S.A.U.
	By:	/s/ RICHARD ALDEN Richard Alden Chief Executive Officer

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EXHIBIT INDEX
SIGNATURE